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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     Imperial Petroleum Recovery Corporation
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    453079105
                                 --------------
                                 (CUSIP Number)

                             Gerald J. Laporte, Esq.
    Hogan & Hartson L.L.P., 555 Thirteenth Street, N.W., Washington, DC 20037
                            Telephone: (202) 637-6528
    -------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 1997
             ------------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 6 Pages


CUSIP No. 453079105               SCHEDULE 13D

(1)      Names and I.R.S. Identification Numbers of Reporting Person

                  Maya LLC

(2)      Check the Appropriate Box if a Member of a Group             (a)  /  /
                                                                      (b)  /  /
(3)      SEC Use Only

(4)      Source of Funds

                  PF

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                    /  /

(6)      Citizenship or Place of Organization

                  Nevada

                                (7)         Sole Voting Power
           Number of                             2,000,000
             Shares
          Beneficially          (8)         Shared Voting Power
            Owned By                             0
              Each
            Reporting           (9)         Sole Dispositive Power
             Person                              2,000,000
              With
                                (10)        Shared Dispositive Power
                                                 0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                  Approximately 15.2% based upon 13,157,024 shares outstanding as of September 9, 1997

(14)     Type of Reporting Person

                  OO

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                                                               Page 3 of 6 Pages



CUSIP No. 453079105               SCHEDULE 13D

(1)      Names and I.R.S. Identification Numbers of Reporting Person

                  Rex H. Lewis

(2)      Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                     (b)   /  /
(3)      SEC Use Only

(4)      Source of Funds

                  PF

(5)      Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                    /  /

(6)      Citizenship or Place of Organization

                  U.S.A.

                                  (7)           Sole Voting Power
           Number of                                 2,000,000
             Shares
          Beneficially            (8)           Shared Voting Power
            Owned By                                 0
              Each
            Reporting             (9)           Sole Dispositive Power
             Person                                  2,000,000
              With
                                  (10)          Shared Dispositive Power
                                                     0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,000,000

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares /  /

(13)     Percent of Class Represented by Amount in Row (11)

                  Approximately 15.2% based upon 13,157,024 shares outstanding as of September 9, 1997

(14)     Type of Reporting Person

                  IN

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                                                               Page 4 of 6 Pages



Item 1.       Security and Issuer

           This Schedule 13D relates to shares of the Common Stock, $.001 par value, of Imperial Petroleum Recovery Corporation, Inc., a Nevada corporation ("Imperial" or the "Company"), the principal executive offices of which are located at 15311 Vantage Parkway West, Houston, Texas 77032.

Item 2.       Identity and Background

           This Schedule 13D is filed on behalf of Maya LLC, a Nevada limited liability company ("Maya"). Maya is a personal investment holding company. The principal business and office address of Maya is 2325 Renaissance Drive, Suite 160, Las Vegas, Nevada 89119. Rex H. Lewis, whose business address is the same as that of Maya, is the majority beneficial owner and managing member of Maya. Mr. Lewis is an investor with interests in various businesses, including homebuilding, equipment leasing and grocery retailing.

           During the last five years, neither Mr. Lewis nor Maya has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

           Maya acquired beneficial ownership of the shares of Imperial that it owns with personal funds.

Item 4.       Purpose of Transaction

           Maya acquired the shares to which this Schedule 13D relates for investment purposes. Depending upon market conditions and other factors that Maya may deem material to its investment decisions, Maya may acquire beneficial ownership of additional securities of the Company by purchase in the open market or in private transactions, or by other permissible means, if deemed advisable at the time, and may dispose of all or a portion of the shares of the Company it currently owns or may hereafter acquire.

           Except as discussed above, Maya has no current plans or proposals that relate to or would result in any of the following, although it reserves the right to develop such plans or proposals in the future:

           (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

           (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capital or dividend policy of the Company;

           (f) Any other material change in the Company's business or corporate structure;

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                                                               Page 5 of 6 Pages



           (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

           (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j) Any action similar to any of those set forth in (a) through (i) above.

Item 5.       Interest in Securities of Issuer

         As discussed in Item 3 above, Maya (and through Maya, Mr. Lewis) is the beneficial owner of 2,000,000 shares of Common Stock in the Company, which represents approximately 15.2% of the 13,157,024 outstanding shares of Common Stock of the Company. Maya (and through Maya, Mr. Lewis) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such shares.

         Maya (and through Maya, Mr. Lewis) purchased the shares of Imperial that it owns from the Company for $0.38 per share as follows:

           Date                          No. of Shares Purchased
           ----                          ---------------------
           July 3, 1997                          300,000
           September 1, 1997                     350,000
           September 15, 1997                  1,350,000
                                               ---------
              Total                            2,000,000

         No person other than Maya (and through Maya, Mr. Lewis) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Neither Maya nor Mr. Lewis is a party to a contract, arrangement, understanding, or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits

         None.

                              *  *  *  *  *  *  *

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                                                               Page 6 of 6 Pages



         After reasonable inquiry, and to the best of its knowledge, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



                                          Maya LLC


September 25, 1997                        By:  /s/
Date                                          --------------------------
                                              Rex H. Lewis
                                              Managing Member